UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                            IntegraMed America, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    45810N302
                                    ---------
                                 (CUSIP Number)

                                  May 24, 2002
                                  ------------
               (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                   -----------------------------
CUSIP No.  45810N302                 13G            Page  2    of  6  Pages
           ---------                                     -----    ---
-------------------------------                   -----------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William A. von Mueffling

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)   [ ]

                                                                  (b)   [ ]

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3    SEC USE ONLY



-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

-------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   155,000

             ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       0
  OWNED BY
   EACH      ------------------------------------------------------------------
 REPORTING    7    SOLE DISPOSITIVE POWER
  PERSON
   WITH            155,000
              -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   0

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     155,000

-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.0%

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN

-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This statement on Schedule 13G (this "Schedule 13G") is filed with respect to the Common Stock (as defined in Item 2(d) below) of IntegraMed America, Inc.

Item 1(a):             Name of Issuer:
---------              --------------

     The name of the issuer is IntegraMed America, Inc. (the "Company").

Item 1(b):             Address of Issuer's Principal Executive Offices:
---------              -----------------------------------------------

     The Company's principal executive office is located at One Manhattanville Road, Purchase, New York 10577.

Item 2(a):             Name of Person Filing:
---------              ---------------------

     This Schedule 13G with respect to the Common Stock (as defined in Item 2(d) below) of the Company is filed by Mr. William A. von Mueffling, a United States citizen ("Mr. von Mueffling" or the "Reporting Person"), with respect to shares of Common Stock directly owned by Mr. von Mueffling (the "Shares"). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

Item 2(b):             Address of Principal Business Office or, if None,
---------              --------------------------------------------------
                       Residence:
                       ---------

     The address of the residence of the Reporting Person is: Mr. William A. von Mueffling, 265 East 66th Street, # 35E, New York, NY 10021.

Item 2(c):             Citizenship:
---------              -----------

     Mr. von Mueffling is a citizen of the United States of America.

Item 2(d):             Title of Class of Securities:
----------             ----------------------------

     Common Stock, $0.01 par value ("Common Stock")

Item 2(e):             CUSIP Number:
---------              ------------

     45810N302

Item 3:                If this statement is filed pursuant to Rules 13d-1(b)
------                 -----------------------------------------------------
                       or 13d-2(b) or (c), check whether the person filing is a:
                       --------------------------------------------------------

      (a)  [ ] Broker or dealer registered under Section 15 of the Act,
      (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,
      (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
      (e)  [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
      (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
      (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
      (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
      (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:                Ownership:
------                 ---------

     The following information is provided with respect to the Shares owned by Mr. von Mueffling:

     (a) Amount beneficially owned: 155,000
     (b) Percent of class: 5.0% The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 3,085,516 shares of Common Stock issued and outstanding as of April 23, 2002, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: 155,000
          (ii)   Shared power to vote or direct the vote: -0-
          (iii)  Sole power to dispose or direct the disposition: 155,000
          (iv)   Shared power to dispose or direct the disposition: -0-

Item 5:                Ownership of Five Percent or Less of a Class:
------                 --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:                Ownership of More than Five Percent on Behalf of Another
------                 --------------------------------------------------------
                       Person:
                       ------
     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:                Identification and Classification of the Subsidiary
------                 ---------------------------------------------------
                       Which Acquired the Security Being Reported on by the
                       ----------------------------------------------------
                       Parent Holding Company:
                       ----------------------

     Not applicable.

Item 8:                Identification and Classification of Members of the
------                 ---------------------------------------------------
                       Group:
                       -----

     Not applicable.

Item 9:                Notice of Dissolution of Group:
------                 ------------------------------

     Not applicable.

Item 10:               Certification:
-------                -------------

     The Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 31, 2002



                                    /s/ William A. von Mueffling
                                    ------------------------------------
                                    William A. von Mueffling














    [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO INTEGRAMED AMERICA, INC.]